EXHIBIT 99.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
OPERATING SEGMENT INFORMATION

External Sales Revenue Change, Volume Effect, Price Effect, Product Mix Effect, and Exchange Rate Effect

	First Quarter, 2003 Compared to First Quarter, 2002

		Change in External Sales Revenue Due To

				Product	Exchange
	Revenue	Volume	Price	Mix	Rate
	% Change	Effect	Effect	Effect	Effect

Eastman Division
Coatings, Adhesives, Specialty Polymers, and Inks	7%	0%	(2)%	3%	6%
Performance Chemicals and Intermediates	22%	13%	9%	(2)%	2%
Specialty Plastics	20%	20%	(6)%	1%	5%

Total Eastman Division	14%	8%	1%	1%	4%

Voridian Division
Polymers	26%	7%	15%	0%	4%
Fibers	(2)%	(10)%	0%	5%	3%

Total Voridian Division	18%	2%	10%	3%	3%

Developing Businesses Division
Developing Businesses	>100%	N/A	N/A	N/A	N/A

Total Developing Businesses Division	>100%	N/A	N/A	N/A	N/A

Total Eastman Chemical Company	17%	5%	5%	3%	4%

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